Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2006

Mr. Mark Tucker
Group Chief Executive
Prudential plc
Laurence Pountney Hill
London EC4R 0HH
England

> **Re:** **Prudential plc**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **File No. 1-15040**

Dear Mr. Tucker:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2005
Operating and Financial Review and Prospects
IFRS Critical Accounting Policies, page 98

1.	Although you identify your critical accounting policies and underlying estimates and you provide qualitative disclosure about their nature, you should quantify the variability in operating results that you expect to be reasonably likely to occur. Please provide to us in a disclosure-type format, revised discussions that quantify:

   - the effect that changes in estimates have had on the financial statements for each period presented; and
   - the effect that reasonably likely changes in the key assumptions underlying these estimates as of the latest balance sheet may have on the financial statements.

In this regard, we acknowledge the quantitative sensitivity analyses you provide for your UK shareholder-backed annuity business insurance liabilities on page F-75 and your Asian non-participating business insurance liabilities on page F-94 and your qualitative sensitivity discussions provided for your other businesses. Please ensure that your response to this comment includes proposed revised quantitative sensitivity analyses in critical accounting policies for your insurance liabilities and DAC.

Liquidity and Capital Resources
Contractual Obligations, page 146

2.   In footnote (c) to your contractual obligations table you indicate that you exclude policyholder liabilities and unallocated surplus of with-profits funds because of the uncertainty of the timing and amount of payments relating to these liabilities. In any regard, you present the estimated maturity profiles for your various obligations. We believe that your policy liabilities are contractual obligations that must be presented in the table. Although we acknowledge that the specific dates of payment may not be known, we believe reasonable estimates of the timing of payments can be made. Please provide us in a disclosure-type format a contractual obligation table that includes the estimated timing of cash payment of your policyholder liabilities. To the extent you feel it is necessary to explain to a reader why these amounts do not agree to your balance sheet liabilities, for discounting or for any other reasons, you may include an explanation in an introductory paragraph or in a footnote to the table. Otherwise please explain to us why you cannot reasonably estimate the timing of these payments and how this inability to reasonably estimate the timing of payments affects your estimate of the liabilities recorded and the asset/liability management process.

Financial Information
Consolidated Income Statements, page F-3

3.   It appears that you present your income statement on a functional basis. Please provide to us in a disclosure-type format a proposed footnote disclosure indicating the nature of your expenses as required by paragraphs 93 and 94 of IAS 1 or tell us how your disclosure complies with this guidance.

Consolidated Cash Flow Statements, page F-8

4.   Please explain to us why you begin your cash flow statements with profit before all taxes as opposed to profit before taxes attributable to shareholders. In your response, please explain how the presentation you chose is relevant to investors and how it presents fairly your cash flows to investors. Please reference the authoritative literature you relied upon to support your presentation.

Notes to Consolidated Financial Statements

Section A: Background and adoption of International Financial Reporting Standards
(IFRS)
Note A4: Significant accounting policies
(b) Accounting policies applied
(i) Financial instruments (other than long-term business contracts classified as financial
instruments under IFRS 4)
Derecognition of financial assets and liabilities, page F-22

5.   You disclose that you derecognize financial assets for which you maintain the
       right to receive the cash flows when you have no obligation to remit these cash
       flows to the transferee without material delay. Please explain to us how your
       accounting complies with paragraph 19(c) of IAS 39.

(iii) Other assets, liabilities, income and expenditure
Basis of consolidation, page F-30

6.   You indicate that you may consolidate your investments in Open-ended
       Investment Companies and unit trusts where your ownership share falls
       marginally below 50 percent due to the fluctuating nature of the internal and
       external participation in these vehicles. Please explain to us how you control
       these entities in order to consolidate under paragraph 12 of IAS 27. Please
       reference the authoritative literature you relied upon to support your accounting.

Share-based payments, page F-32

7.   Please explain to us why your additional modeling to assess market-based
       performance conditions effectively estimates the number of shares expected to
       vest. In your response, please explain how your policy complies with paragraph
       21 of IFRS 2 that requires market conditions to be taken into consideration in
       determining the fair value of the awards granted.

8.   You disclose that the cost of acquiring your shares held by trusts established to
       facilitate the delivery of your shares under employee incentive and savings plans
       is reflected as treasury shares on your balance sheet. Please explain to us whether
       you consolidate these trusts under IAS 27 and SIC-12. On page F-50, you
       indicate that the shares held in employee share trusts are excluded from your
       earnings per share computation. Please explain to us whether these trusts
       continue to hold shares acquired by employees, and if so, how you account for
       these issued shares. Please explain to us whether you consolidate these trusts for
       US GAAP purposes and how you treat the shares held by the trusts for US GAAP

earnings per share purposes. Please reference the authoritative literature you
relied upon to support your IFRS and US GAAP accounting.

Section D: Life assurance business
Note D1: Group overview
(a) Products and classification for IFRS reporting
(i) Certain UK unit-linked savings and similar contracts
Deferred income reserves, page F-60

9.   You disclose that you recognize the investment management fees in line with the
        service provision. Please explain to us whether you recognize this revenue on a
        straight-line basis over the investment period. Otherwise, please explain to us
        how you recognize this revenue and reference the authoritative literature you
        relied upon to support your accounting.

(e) Sensitivity of IFRS basis profit or loss and equity to changes that have a material
effect, page F-64

10.   Please provide to us in a disclosure-type format the information about credit risk,
        liquidity risk and market risk for your insurance liabilities as required by
        paragraph 39(d) of IFRS 4. Otherwise, please tell us where you have disclosed
        this information or why it is not required; referencing the authoritative literature
        you rely upon to support your position.

Note D4: Asian operations
(g) Sensitivity of IFTS basis profit or loss and equity to changes that have a material
effect
(ii) Other sensitivities
Other non-participating business, page F-94

11.   You disclose that you follow US GAAP for your Taiwanese insurance operations
        and that the current cash costs of funding in-force negative spread associated with
        your traditional whole life policies written in Taiwan is approximately £30
        million per year. You also disclose that you anticipate the rates earned on
        underlying investments will improve in the future and the anticipated impact if
        they do not. Please clarify for us whether you have recorded a premium
        deficiency under paragraphs 35-37 of SFAS 60, and if so, whether you have
        unlocked your original assumptions as required by paragraph 21 of SFAS 60.
        Otherwise, please explain to us why a premium deficiency has not been incurred
        and is not warranted.

Section F: Income statements notes
Note F5: Tax
(a) Total tax expense by nature of expense, page F-121

12.   Please explain to us the nature of the issues you settled with HM Revenue and
        Customs that resulted in your reversal of prior tax reserves.

 (b) Reconciliation of effective tax rate
(i) Summary of pre-tax profit and tax charge, page F-122

13.   Please explain to us how your accounting for policyholder income taxes complies
        with IFRS. Please reference the authoritative literature you relied upon to support
        your accounting. In this regard, at a minimum, please ensure you address the
        following issues in your response:
        a.   Please explain why the transfers you record to and from unallocated
                surplus charged or credited to pre-tax results are determined on a post-tax
                basis. Please clarify whether you record both the income statement
                charge/credit and the balance sheet impact on a post-tax basis.
        b.   Please explain whether the tax expense attributable to policyholders is
                included solely in your current tax expense or whether all or a portion is
                included in deferred tax expense.
        c.   Please explain why the reflection of an effective 100% income tax rate on
                profit attributable to policyholders is a fair presentation of your taxable
                income and tax expense. Please explain to us the business incentives to
                participate in a business activity that is taxed at 100%.

Section G: Financial assets and liabilities
Note G2: Market risk, page F-131

14.   We acknowledge your credit risk disclosures for financial instruments held by
        Egg plc beginning on page F-110 and for those held by Jackson Nation Life
        Insurance Company beginning on page F-83. Please provide to us in a disclosure-
        type format the credit risk disclosures required by paragraphs 36 to 38 of IFRS 7
        for your other operations. Otherwise, please tell us where you have disclosed this
        information or why it is not required; referencing the authoritative literature you
        rely upon to support your position.

15.   Please explain to us why you appear to include the market risk sensitivity
        information required to be presented in the financial statements by paragraph 40
        of IFRS 7 only in Item 11, Quantitative and Qualitative Disclosures about Market
        Risk, beginning on page 197.

Note G5: Impairment of financial assets, page F-138

16.   As your impairment losses are material to your profit before tax, please provide to us in a disclosure-type format revised disclosure that indicates separately the impairment losses for each class of financial asset as required by paragraph 20(e) of IFRS 7. In addition, please provide in a disclosure-type format revised operating results discussions of Item 5 that explain the nature and cause for these impairment losses. Otherwise, please tell us where you have disclosed this information.

Section H: Other information on balance sheet items
Note H8: Investments in participating interests
Investments in associates, page F-151

17.   You disclose that you carry investments in OEICs, unit trusts, funds holding collateralized debt obligations, property unit trusts, and venture capital investments of the PAC with-profits funds where you have significant influence at fair value through profit and loss in accordance with IAS 28 and IAS 39. Please provide use your analysis supporting your classification and ensure you reference the specific provisions of the indicated IFRS guidance.

Note H14: Provisions and contingencies
Pension mis-selling review, page F-163

18.   You disclose that you reduced your accrual for this contingency during 2005 to remove a provision for adverse deviation to comply with FRS 27. As FRS 27 appears to be guidance under UK GAAP please explain to us how your accounting in both 2004 and 2005 represents your best estimate of the expenditure required to settle the present obligation at the balance sheet date as required by paragraphs 36-50 of IAS 37.

Section I: Other Notes
Note I: Subsidiary undertakings
(iii) Acquisition of subsidiaries, page F-191

19.   You disclose that you did not allocate any of the purchase prices of your 2004 and 2005 acquisitions to intangible assets other than goodwill because the fair value of these other intangible assets could not be reliably measured. It is unclear from your reconciliation disclosures on pages F-202 and F-203 whether you have identified and allocated purchase price to separate intangible assets under US GAAP. Please provide us in a disclosure-type format revised US GAAP reconciliation disclosures that clearly explain your US GAAP purchase price allocations. If true, please explain to us why you do not identify and value other intangible assets for US GAAP purposes as required by paragraphs 37e and 39 of

SFAS 141 and reference for us the authoritative literature you relied upon to support your position.

Section J: Summary of Material Differences between IFRS and US Generally Accepted Accounting Principles
Reconciliation to US GAAP, page F-200

20. The explanation of each of your combined adjustments presented after the tables on pages F-200 and F-201 do not appear to present separately the impact of each of your identified adjustments as required by Item 17(c)(2)(i) of Form 20-F. Although you separately identify the balance sheet or income statement line items being adjusted, we are unable to readily determine the impact of each of the adjustments you identify in each grouping. Please provide us in a disclosure-type format a revise Note J that clearly quantifies each individual adjustment you identify.

Derivative instruments, page F-207

21. Please explain to us how the fair value hedge of the $1 billion perpetual subordinated capital securities was not met in 2004 and the last quarter of 2005 for US GAAP purposes, yet this hedge was fully effective for all of 2005 under IFRS. Please reference the authoritative literature you relied upon to support both your US GAAP and IFRS accounting.

Condensed Financial Information of Registrant, page S-1

22. You disclose your parent company only financial information under UK GAAP. Generally we believe that the condensed financial information of the parent company should be presented in the same GAAP as the primary financial statements. Please explain to us how you believe your presentation provides relevant information to investors. Also, please have your auditors explain to us their opinion that the UK GAAP information provided presents fairly, in all material respects, the information set forth therein in relation to the basic consolidated financial statements taken as a whole.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides the requested information. Detailed letters greatly facilitate our review. Please furnish your letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant